UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share,
Stock Appreciation Rights
(Title of Class of Securities)

25278P106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Steven R. Worth
Deputy General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,396,460.50	$149.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes (i) that the average of the closing price of Diamond common stock for the 10 trading days prior to the expiration of the exchange offer is $10.00 and (ii) a 50% tender rate of Eligible Options and Eligible SARs. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $149.42.
Form or Registration No.: Schedule TO.
Filing party: Diamond Management & Technology Consultants, Inc.
Date filed: August 3, 2006.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

INTRODUCTION STATEMENT
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
INTRODUCTION STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 3, 2006 (“Schedule TO”) by Diamond Management & Technology Consultants, Inc. (“Diamond”). This Amendment relates to Diamond’s offer to exchange certain options to purchase shares of Diamond’s common stock, par value $0.001 per share, and stock appreciation rights (“SARs”) held by individuals who have been non-U.S. employees of the non-U.S. Diamond subsidiaries that have been sold to Mercer Management Consulting Inc. or its affiliates (“Mercer”) or transferred from Diamond’s U.K. subsidiary and became Mercer employees on August 1, 2006 for the individual’s choice of either cash or the equivalent value of shares of Diamond common stock, par value $0.001, upon the terms and subject to the conditions in the Exchange Offer dated August 3, 2006 attached to the Schedule TO as Exhibit (a)(1)(A) (the “Exchange Offer”) and the Election to Exchange Form attached to the Schedule TO as Exhibit (a)(1)(C) (the “Election Form”). This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
     The information in the Exchange Offer and the Election Form, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C) thereto, in incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The illustration table on pages 13 and 14 of Exhibit (a)(1)(A) is hereby deleted and replaced with the table attached hereto as Exhibit (a)(1)(D).
     Items 2(b) and 4(a) of the Schedule TO, which incorporated by reference the information contained in Section 1 of the Exchange Offer, are hereby amended and supplemented to reflect the corrected illustration table in Exhibit (a)(1)(D).
Item 12.       Exhibits
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(D)	Illustration Table

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By: /s/ KARL E. BUPP
Name: Karl E. Bupp Title: Chief Financial Officer
Date: August 4, 2006

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Exchange Offer, dated August 3, 2006.
(a)(1)(B) *	Form of Cover Letter to Eligible Persons regarding the Exchange Offer and Summary of Procedures.
(a)(1)(C) *	Election to Exchange Form, dated August 3, 2006.
(a)(1)(D)	Illustration Table.
(a)(2)	Pages F-1 through F-31 of the Company’s Annual Report on Form 10-K for its fiscal year ended
March 31, 2006 (the Annual Report), filed with the Securities and Exchange Commission (the
Commission) on June 14, 2006 and incorporated herein by reference (File No. 000-22125).
(b)	Not applicable.
(d)	Not applicable
(g)	Not applicable.
(h)	Not applicable.
* Previously filed.

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